FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	November	………………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 12, 2015	By ……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange   Law of Japan For the third quarter ended September 30, 2015

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2015

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2015	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	43

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Three months ended September 30, 2015	Three months ended September 30, 2014	Year ended December 31, 2014

Net sales	2,757,633	2,667,316	925,782	872,208	3,727,252

Income before income taxes	238,477	276,330	73,961	80,164	383,239

Net income attributable to Canon Inc.	151,305	186,707	49,180	58,249	254,797

Comprehensive income (loss)	107,579	230,984	(19,425)	135,998	373,417

Canon Inc. shareholders’ equity	-	-	2,903,342	2,888,720	2,978,184

Total equity	-	-	3,117,994	3,047,703	3,140,758

Total assets	-	-	4,399,122	4,172,718	4,460,618

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	138.56	167.10	45.03	52.67	229.03

Diluted (yen)	138.55	167.10	45.03	52.67	229.03

Canon Inc. shareholders’ equity to total assets (%)	-	-	66.0	69.2	66.8

Cash flows from operating activities	330,832	398,550	-	-	583,927

Cash flows from investing activities	(364,465)	(231,390)	-	-	(269,298)

Cash flows from financing activities	(209,958)	(250,701)	-	-	(300,886)

Cash and cash equivalents at end of period	-	-	581,247	707,326	844,580

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 304 consolidated subsidiaries and 5 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the nine months ended September 30, 2015.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2015.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2015

No material contracts were entered into during the three months ended September 30, 2015.

(3)	Operating Results

Looking back at the global economy in the first nine months of 2015, the U.S. economy continued recovering smoothly as employment conditions steadily improved. As for Europe, Western European countries led a steady economic recovery. In contrast, China’s economic slowdown grew more prominent while Southeast Asian countries also faced slowdowns owing to the further depreciation of local currencies. As for the Japanese economy, improvements were seen in corporate earnings and employment conditions also continued to recover. As a result, the global economy overall continued to realize moderate growth despite some weakness in China and Southeast Asia.

As for the markets in which Canon operates amid these conditions, sales of office multifunction devices (MFDs) and laser printers increased gradually thanks to strong demand for color models in developed countries, although demand for monochrome models declined due to the economic slowdown in China and Southeast Asia. As for cameras, demand for both interchangeable-lens digital cameras and digital compact cameras continued to decline compared with last year. Additionally, demand for inkjet printers also decreased slightly from the previous year due to sluggish market conditions in China and Southeast Asia, although demand for semiconductor lithography equipment increased, fueled by continued customer investment.

The average values of the yen during the third quarter and first nine months of the year were ¥122.12 and ¥120.96 against the U.S. dollar, respectively, year-on-year depreciations of approximately ¥18 for both periods, and ¥135.93 and ¥134.74 against the euro, respectively, year-on-year appreciations of approximately ¥2 and ¥5.

[Third-quarter results]

During the third quarter, despite a gradual recovery in sales of interchangeable-lens digital cameras in Japan and Europe, severe conditions continued in other regions while sales volume for digital compact cameras decreased compared with the same period of the previous year. As for office MFDs and laser printers, although sales of color machines were strong, sales of monochrome models were sluggish. Looking at semiconductor lithography equipment and flat panel display (FPD) lithography equipment, unit sales for the quarter exceeded those for the same period of the previous year, supported by favorable market conditions. Consequently, benefitting from the boost provided by the acquisition of Axis and the positive effect of favorable currency exchange rates, third quarter net sales increased 6.1% year on year to ¥925.8 billion. The gross profit ratio for the third quarter rose 1.2 points year on year to 50.7%, remaining at a high level, thanks to ongoing cost-cutting activities and highly profitable new products. Operating expenses increased 9.0% year on year to ¥392.0 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the impact of the acquisition of Axis and an increase in R&D expenses related to new products. As a result, third-quarter operating profit increased by 7.6% to ¥77.3 billion. Other income (deductions) decreased by ¥11.6 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 7.7% to ¥74.0 billion, and a decrease in net income attributable to Canon Inc. of 15.6% to ¥49.2 billion.

(3)	Operating Results (continued)

Basic net income attributable to Canon Inc. shareholders per share for the third quarter was ¥45.03, a decrease of ¥7.64 compared with the corresponding quarter of the previous year.

[Nine-month results]

During the first nine-months, despite a gradual recovery in sales of interchangeable-lens digital cameras in Japan, severe conditions continued in other regions while sales volume for digital compact cameras decreased compared with the same period of the previous year. As for office MFDs and laser printers, although sales of color machines were strong, sales of monochrome models were sluggish. Looking at semiconductor lithography equipment and FPD lithography equipment, unit sales for the nine months exceeded those for the same period of the previous year, supported by favorable market conditions. Consequently, benefitting from the boost provided by the acquisition of Axis and the positive effect of favorable currency exchange rates, net sales for the nine months increased 3.4% year on year to ¥2,757.6 billion. The gross profit ratio for the first nine months rose 0.7 points year on year to 51.2%, remaining at a high level, thanks to ongoing cost-cutting activities and highly profitable new products. Operating expenses increased 7.6% year on year to ¥1,163.4 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the impact of the acquisition of Axis and the increase in R&D expenses related to new products. As a result, operating profit for the first nine months decreased by 6.4% to ¥248.2 billion. Other income (deductions) decreased by ¥21.0 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 13.7% to ¥238.5 billion, and a decrease in net income attributable to Canon Inc. of 19.0% to ¥151.3 billion.

Basic net income attributable to Canon Inc. shareholders per share for the first nine months was ¥138.56, a year-on-year decrease of ¥28.54.

Looking at Canon’s performance for the first nine months by business unit, within the Office Business Unit, as for office MFDs, despite weak sales of monochrome models in the Asian market, total sales volume increased compared with the same period of the previous year thanks to strong sales around the world of new small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models, which feature high image quality, user-friendliness and robust productivity, and the color A4 (letter and legal-sized) imageRUNNER ADVANCE C350/C250 lineup. Among high-speed continuous-feed printers and wide-format printers, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, gained favorable reviews. As for laser printers, although total sales volume declined due to weak sales of monochrome models, sales of color machines increased compared with the same period of the previous year while sales of consumables enjoyed solid growth supported by demand in developed countries. As a result, coupled with the positive effect of favorable currency exchange rates, sales for the combined first nine months of the year totaled ¥1,576.8 billion, growing 4.2% year on year, while operating profit totaled ¥218.3 billion, dipping 0.1% year on year due to the increase in R&D and other expenses.

Within the Imaging System Business Unit, although total sales volume of interchangeable-lens digital cameras declined due to market shrinkage, sales of interchangeable-lens digital cameras increased from the same period of the previous year in Japan owing to healthy demand for such new models as the EOS 5DS, EOS 5DS R, EOS Rebel T6i/EOS 750D, EOS Rebel T6s/EOS 760D and EOS M3. As for digital compact cameras, while sales volume declined amid the ongoing contraction of the market due to the effects of the growing popularity of smartphones, profitability improved thanks to the growing ratio of high-added-value models featuring high image quality and high-magnification zoom capabilities, such as the new PowerShot SX710 HS and PowerShot G3 X. As for inkjet printers, although sales of consumables were strong, printer unit sales declined from the same period of the previous year owing to the sluggish market in Southeast Asia. As a result, sales for the combined first nine months of the year totaled ¥897.7 billion, a year-on-year decrease of 4.6%, while operating profit totaled ¥121.3 billion, declining 11.0% year on year.

(3)	Operating Results (continued)

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, ongoing strong investment by manufacturers led to healthy sales of lithography systems for memory devices, image sensors and power semiconductor devices. The FPD lithography equipment market also enjoyed strong demand. As a result, unit sales of semiconductor lithography equipment and FPD lithography equipment for the nine months exceeded those for the same period of the previous year. Consequently, along with the impact of the acquisition of Axis, which was consolidated in the second quarter, sales for the business unit increased 27.1% year on year to ¥358.4 billion while the operating loss totaled ¥10.3 billion owing to upfront investment into next-generation technologies.

First nine-month results by major geographic area are summarized as follows:

Japan

Thanks to the steady sales of digital compact cameras and interchangeable-lens digital cameras, net sales in Japan for the first nine months increased 3.3% from the year-ago period to ¥1,946.9 billion. Operating profit, however, decreased 2.5% year on year to ¥246.0 billion owing to the increase in R&D and other expenses.

Americas

Office MFDs enjoyed solid demand in the U.S. market. As a result, net sales for the first nine months increased 15.5% from the year-ago period to ¥843.7 billion owing to the positive effects of favorable currency exchange rates along with the consolidation of new businesses. Operating profit for the nine months totaled ¥18.8 billion, an increase of 21.6% year on year, owing to efforts to curtail spending.

Europe

Despite the negative effect of the appreciation of the yen, sales of office MFDs and laser printers were strong. As a result, along with the consolidation of new businesses, sales for the first nine months increased by 4.3% from the same period of the previous year to ¥853.2 billion. Operating profit for the first nine months totaled ¥13.0 billion, an increase of 308.3% year on year thanks to such factors as cost savings along with the consolidation of new businesses.

Asia and Oceania

Despite economic stagnation in China and Southeast Asian countries, net sales for the first nine months increased 9.6% from the year-ago period to ¥1,273.6 billion thanks to the positive impact of the depreciation of the yen, while operating profit for the first nine months increased 1.9% to ¥57.1 billion.

(3)	Operating Results (continued)

Cash Flows

During the first nine months of 2015, cash flow from operating activities totaled ¥330.8 billion, declining ¥67.7 billion compared with the same period of the previous year due to the decrease in profit along with an increase in inventory. Cash flow from investing activities increased ¥133.1 billion year on year to ¥364.5 billion, mainly due to the payment for the acquisition of Axis. Accordingly, free cash flow totaled negative ¥33.7 billion, a decrease of ¥200.8 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥210.0 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥263.3 billion to ¥581.2 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2015.

Research and Development Expenditures

Canon’s research and development expenditures for the nine months ended September 30, 2015 totaled ¥245.2 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first nine months of 2015.

(2)	Prospect of Capital Investment in the First Nine Months of Fiscal 2015

The new construction of property, plant and equipment, which had been in progress as of December 31, 2014 and was completed during the first nine months of 2015, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc. Kawasaki Office Kanagawa, Japan	Administrative office	August 2015

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first nine months of 2015. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first nine months of 2015.

III.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2015

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2015
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of September 30, 2015

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 241,688,700	-

Shares with full voting rights (Others)	1,090,530,300	10,905,303

Fractional unit shares (Note)	1,544,464	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,905,303

Note:

In “Fractional unit shares” under “Number of shares,” 64 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	241,688,700	18.12%

Total	241,688,700	18.12%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2014 and the end of this quarter.

Change in functions of director is below:

Shigeyuki Matsumoto	(Senior Managing Director: Group Executive of R&D HQ)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2014 and the end of this quarter.

Changes in functions of executive officer are below:

Shunsuke Inoue	(Executive Officer: Group Executive of Device Technology Development HQ)

Ryuichi Ebinuma	(Executive Officer: Deputy Group Executive of R&D HQ)

Nobutoshi Mizusawa	(Executive Officer: Deputy Group Executive of R&D HQ)

Yoichi Iwabuchi	(Executive Officer: Deputy Group Executive of Digital System Technology Development HQ)

IV.    Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2015	December 31, 2014

Assets
Current assets:
Cash and cash equivalents (Note 15)	581,247	844,580
Short-term investments (Note 2)	15,651	71,863
Trade receivables, net (Note 3)	521,447	625,675
Inventories (Note 4)	595,071	528,167
Prepaid expenses and other current assets (Notes 11 and 15)	331,933	321,648

Total current assets	2,045,349	2,391,933

Noncurrent receivables (Note 12)	29,607	29,785
Investments (Note 2)	63,832	65,176
Property, plant and equipment, net (Note 5)	1,232,026	1,269,529
Intangible assets, net	231,171	177,288
Goodwill	476,298	211,336
Other assets (Note 15)	320,839	315,571

Total assets	4,399,122	4,460,618

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2015	December 31, 2014

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	744	1,018
Trade payables (Note 7)	304,624	310,214
Accrued income taxes	34,451	57,212
Accrued expenses (Note 12)	340,840	345,237
Other current liabilities (Note 11)	190,562	207,698

Total current liabilities	871,221	921,379

Long-term debt, excluding current installments	971	1,148
Accrued pension and severance cost	280,971	280,928
Other noncurrent liabilities	127,965	116,405

Total liabilities	1,281,128	1,319,860

Commitments and contingent liabilities (Note 12)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	400,666	401,563
Legal reserve	65,263	64,599
Retained earnings	3,296,973	3,320,392
Accumulated other comprehensive income (loss) (Note 9)	(23,920)	28,286
Treasury stock, at cost	(1,010,402)	(1,011,418)
(Number of shares)	(241,688,764)	(241,931,637)

Total Canon Inc. shareholders’ equity	2,903,342	2,978,184
Noncontrolling interests (Note 8)	214,652	162,574

Total equity (Note 8)	3,117,994	3,140,758

Total liabilities and equity	4,399,122	4,460,618

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014

Net sales	2,757,633	2,667,316

Cost of sales	1,346,057	1,320,858

Gross profit	1,411,576	1,346,458

Operating expenses:
Selling, general and administrative expenses (Note 15)	918,203	854,606
Research and development expenses	245,205	226,832

	1,163,408	1,081,438

Operating profit	248,168	265,020

Other income (deductions):
Interest and dividend income	4,305	5,749
Interest expense	(511)	(360)
Other, net (Notes 11, 14 and 15)	(13,485)	5,921

	(9,691)	11,310

Income before income taxes	238,477	276,330

Income taxes	80,445	83,406

Consolidated net income	158,032	192,924

Less: Net income attributable to noncontrolling interests	6,727	6,217

Net income attributable to Canon Inc.	151,305	186,707

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	138.56	167.10
Diluted	138.55	167.10
Cash dividends per share	75.00	65.00

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014

Consolidated net income	158,032	192,924
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(51,520)	23,261
Net unrealized gains and losses on securities	(769)	645
Net gains and losses on derivative instruments	2,850	1,374
Pension liability adjustments	(1,014)	12,780

	(50,453)	38,060

Comprehensive income (Note 8)	107,579	230,984
Less: Comprehensive income attributable to noncontrolling interests	8,553	6,539

Comprehensive income attributable to Canon Inc.	99,026	224,445

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income
	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2014

Net sales	925,782	872,208

Cost of sales	456,563	440,742

Gross profit	469,219	431,466

Operating expenses:
Selling, general and administrative expenses (Note 15)	309,687	284,507
Research and development expenses	82,273	75,127

	391,960	359,634

Operating profit	77,259	71,832

Other income (deductions):
Interest and dividend income	1,032	1,832
Interest expense	(150)	(126)
Other, net (Notes 11, 14 and 15)	(4,180)	6,626

	(3,298)	8,332

Income before income taxes	73,961	80,164

Income taxes	21,661	20,226

Consolidated net income	52,300	59,938

Less: Net income attributable to noncontrolling interests	3,120	1,689

Net income attributable to Canon Inc.	49,180	58,249

	Yen	Yen

Net income attributable to Canon Inc. shareholders per share (Note 10):
Basic	45.03	52.67
Diluted	45.03	52.67

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2014

Consolidated net income	52,300	59,938
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(67,638)	76,251
Net unrealized gains and losses on securities	(5,356)	2,033
Net gains and losses on derivative instruments	1,625	(1,643)
Pension liability adjustments	(356)	(581)

	(71,725)	76,060

Comprehensive income (loss) (Note 8)	(19,425)	135,998
Less: Comprehensive income attributable to noncontrolling interests	597	2,297

Comprehensive income (loss) attributable to Canon Inc.	(20,022)	133,701

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Cash flows from operating activities:
Consolidated net income	158,032	192,924
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	201,475	190,089
Loss on disposal of fixed assets	4,582	7,936
Deferred income taxes	(6,510)	(2,802)
Decrease in trade receivables	92,140	76,748
Increase in inventories	(76,601)	(14,179)
Increase in trade payables	9,980	3,196
Decrease in accrued income taxes	(21,868)	(10,722)
Decrease in accrued expenses	(3,854)	(120)
Increase (decrease) in accrued (prepaid) pension and severance cost	5,224	(6,618)
Other, net	(31,768)	(37,902)

Net cash provided by operating activities	330,832	398,550

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(175,268)	(160,629)
Proceeds from sale of fixed assets (Note 5)	2,464	3,096
Purchases of available-for-sale securities	(98)	(266)
Proceeds from sale and maturity of available-for-sale securities	183	2,572
(Increase) decrease in time deposits, net	53,052	(33,542)
Acquisitions of subsidiaries, net of cash acquired (Note 6)	(241,386)	(53,285)
Purchases of other investments	(1,103)	-
Other, net	(2,309)	10,664

Net cash used in investing activities	(364,465)	(231,390)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	557	848
Repayments of long-term debt	(997)	(1,430)
Increase (decrease) in short-term loans, net	18	(50)
Dividends paid	(174,711)	(145,790)
Repurchases of treasury stock, net	799	(100,000)
Other, net	(35,624)	(4,279)

Net cash used in financing activities	(209,958)	(250,701)

Effect of exchange rate changes on cash and cash equivalents	(19,742)	1,958

Net change in cash and cash equivalents	(263,333)	(81,583)
Cash and cash equivalents at beginning of period	844,580	788,909

Cash and cash equivalents at end of period	581,247	707,326

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	604	341
Income taxes	105,546	102,192

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of September 30, 2015 and December 31, 2014 are summarized as follows:

	September 30, 2015	December 31, 2014
Consolidated subsidiaries	304	261
Affiliated companies	5	7

Total	309	268

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard related to revenue from contracts with customers. This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was originally planned to be effective for annual reporting periods beginning after December 15, 2016, however, in August 2015, the FASB issued an accounting standard update for a one-year deferral of the effective date. Early adoption as of the original effective date is permitted. This standard may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. Canon has not selected a transition method and is currently evaluating the adoption date and the effect that the adoption of this standard will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at September 30, 2015 and December 31, 2014 were as follows:

	Millions of yen
	September 30, 2015
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	305	-	5	300
Corporate bonds	6	155	-	161
Fund trusts	75	1	-	76
Equity securities	20,838	18,986	718	39,106

	21,224	19,142	723	39,643

	Millions of yen
	December 31, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	331	-	6	325
Corporate bonds	512	153	29	636
Fund trusts	84	-	-	84
Equity securities	20,905	19,765	17	40,653

	21,832	19,918	52	41,698

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at September 30, 2015:

	Millions of yen
	Cost	Fair value
Due after five years	311	461

	311	461

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥133 million and ¥2,350 million for the nine months ended September 30, 2015 and 2014, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil and ¥14 million for the nine months ended September 30, 2015 and 2014, respectively. The gross realized gains were nil and ¥22 million for the three months ended September 30, 2015 and 2014, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil for the three months ended September 30, 2015 and 2014, respectively.

At September 30, 2015, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥15,651 million and ¥71,863 million at September 30, 2015 and December 31, 2014, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥2,516 million and ¥1,164 million at September 30, 2015 and December 31, 2014, respectively. These investments were not evaluated for impairment at September 30, 2015 and December 31, 2014, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2015	December 31, 2014

Notes	16,375	18,476
Accounts	516,807	619,321
Less allowance for doubtful receivables	(11,735)	(12,122)

	521,447	625,675

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2015	December 31, 2014

Finished goods	417,879	363,685
Work in process	162,342	144,394
Raw materials	14,850	20,088

	595,071	528,167

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2015	December 31, 2014

Land	283,537	286,336
Buildings	1,632,419	1,609,667
Machinery and equipment	1,825,962	1,822,026
Construction in progress	55,758	70,759

	3,797,676	3,788,788
Less accumulated depreciation	(2,565,650)	(2,519,259)

	1,232,026	1,269,529

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Acquisition

On April 15, 2015, the Company acquired 76.1% of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer for consideration of ¥244,725 million. In addition, the Company acquired 9.0% of the issued shares of Axis from noncontrolling shareholders primarily through an additional public cash tender offer. As a result, the Company’s aggregate interest represents 85.1% of the issued shares of Axis. The fair value of the 23.9% noncontrolling interest in Axis of ¥77,086 million was measured based on Axis’s common stock price on the acquisition date.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material.

The Company views its network surveillance camera business as a promising new business area for Canon. Canon aims to provide advanced and high-performance network solutions to its customers and improve its product competitiveness through the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date. The adjustments during the measurement period did not have a material impact on Canon’s consolidated financial statements.

Millions of yen
Current assets	31,365

Intangible assets	60,992
Goodwill	259,863
Other noncurrent assets	2,053

Non-current assets	322,908

Total acquired assets	354,273

Total assumed liabilities	32,462

Net assets acquired	321,811

Intangible assets acquired, which are subject to amortization, consist of trademarks of ¥42,880 million, patents and developed technology of ¥17,823 million and software of ¥289 million. Canon has estimated the amortization period for the trademarks, patents and developed technology, and software to be 15 years, 7 years and 5 years, respectively. The weighted average amortization period for all intangible assets is approximately 13 years.

Goodwill recorded is attributable primarily to expected synergies from combining operations of Axis and Canon. None of the goodwill is expected to be deductible for tax purposes. The Company has not completed the assignment of goodwill to reporting units.

The amounts of net sales of Axis since the acquisition date included in the Canon’s consolidated statements of income for the nine months ended September 30, 2015 were ¥47,591 million. The amounts of net income of Axis included in the Canon’s consolidated statements of income were not material.

Pro forma results of operations were not disclosed because the effect on the Canon’s consolidated statement of income was not material.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2015	December 31, 2014

Notes	14,638	14,112
Accounts	289,986	296,102

	304,624	310,214

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2015 and 2014 are as follows:

	Millions of yen
	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2014	2,978,184	162,574	3,140,758

Dividends to Canon Inc. shareholders	(174,711)	-	(174,711)
Dividends to noncontrolling interests	-	(3,936)	(3,936)
Acquisition of subsidiaries	-	77,086	77,086
Equity transactions with noncontrolling interests and other	44	(29,625)	(29,581)

Comprehensive income:
Net income	151,305	6,727	158,032
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(53,007)	1,487	(51,520)
Net unrealized gains and losses on securities	(1,130)	361	(769)
Net gains and losses on derivative instruments	2,850	-	2,850
Pension liability adjustments	(992)	(22)	(1,014)
Total comprehensive income	99,026	8,553	107,579
Repurchase of treasury stock, net	799	-	799

Balance at September 30, 2015	2,903,342	214,652	3,117,994

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Balance at December 31, 2013	2,910,262	156,515	3,066,777

Dividends to Canon Inc. shareholders	(145,790)	-	(145,790)
Dividends to noncontrolling interests	-	(2,949)	(2,949)
Equity transactions with noncontrolling interests and other	(197)	(1,122)	(1,319)

Comprehensive income:
Net income	186,707	6,217	192,924
Other comprehensive income, net of tax
Foreign currency translation adjustments	23,009	252	23,261
Net unrealized gains and losses on securities	582	63	645
Net gains and losses on derivative instruments	1,371	3	1,374
Pension liability adjustments	12,776	4	12,780
Total comprehensive income	224,445	6,539	230,984
Repurchase of treasury stock, net	(100,000)	-	(100,000)
Balance at September 30, 2014	2,888,720	158,983	3,047,703

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2015 and 2014 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2014	144,557	12,546	(2,603)	(126,214)	28,286
Equity transactions with noncontrolling interests and other	73	-	-	-	73
Other comprehensive income (loss) before reclassifications	(53,007)	(1,044)	(213)	(1,043)	(55,307)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(86)	3,063	51	3,028

Net change during the period	(52,934)	(1,130)	2,850	(992)	(52,206)

Balance at September 30, 2015	91,623	11,416	247	(127,206)	(23,920)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)
Equity transactions with noncontrolling interests and other	9	3	-	(31)	(19)
Other comprehensive income before reclassifications	23,009	2,102	388	1,043	26,542
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,520)	983	11,733	11,196

Net change during the period	23,018	585	1,371	12,745	37,719

Balance at September 30, 2014	24,752	10,827	(1,037)	(77,469)	(42,927)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2015 and 2014 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	(133)	(2,336)	Other, net
	47	818	Income taxes

	(86)	(1,518)	Consolidated net income
	-	(2)	Net income attributable to noncontrolling interests

	(86)	(1,520)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	4,335	1,705	Other, net
	(1,276)	(722)	Income taxes

	3,059	983	Consolidated net income
	4	-	Net income attributable to noncontrolling interests

	3,063	983	Net income attributable to Canon Inc.

Pension liability adjustments	(213)	11,732	*2
	246	2	Income taxes

	33	11,734	Consolidated net income
	18	(1)	Net income attributable to noncontrolling interests

	51	11,733	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	3,028	11,196

*1  Amounts in parentheses indicate gains in consolidated statements of income.

*2  This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9) Other Comprehensive Income (Loss) (continued) Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2015 and 2014 are as follows:
	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended September 30, 2015	Three months ended September 30, 2014	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	-	(22)	Other, net
	-	8	Income taxes

	-	(14)	Consolidated net income
	-	1	Net income attributable to noncontrolling interests

	-	(13)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	2,191	(680)	Other, net
	(702)	233	Income taxes

	1,489	(447)	Consolidated net income
	6	-	Net income attributable to noncontrolling interests

	1,495	(447)	Net income attributable to Canon Inc.

Pension liability adjustments	(81)	(639)	*2
	85	284	Income taxes

	4	(355)	Consolidated net income
	6	3	Net income attributable to noncontrolling interests

	10	(352)	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	1,505	(812)

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Net Income Attributable to Canon Inc. Shareholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2015 and 2014 is as follows:

	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net income attributable to Canon Inc.	151,305	186,707

	Number of shares
	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Average common shares outstanding	1,092,001,316	1,117,309,402
Effect of dilutive securities:
Stock options	46,574	5,858

Diluted common shares outstanding	1,092,047,890	1,117,315,260

	Yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Net income attributable to Canon Inc. shareholders per share:
Basic	138.56	167.10
Diluted	138.55	167.10

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2015 and 2014 is as follows:

	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2014
Net income attributable to Canon Inc.	49,180	58,249

	Number of shares
	Three months ended September 30, 2015	Three months ended September 30, 2014
Average common shares outstanding	1,092,075,144	1,105,920,661
Effect of dilutive securities:
Stock options	-	17,573

Diluted common shares outstanding	1,092,075,144	1,105,938,234

	Yen
	Three months ended September 30, 2015	Three months ended September 30, 2014
Net income attributable to Canon Inc. shareholders per share:
Basic	45.03	52.67
Diluted	45.03	52.67

The computation of diluted net income attributable to Canon Inc. shareholders per share for the nine and three months ended September 30, 2015 and 2014 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2015 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2015 and December 31, 2014 are set forth below:

	Millions of yen
	September 30, 2015	December 31, 2014

To sell foreign currencies	229,534	358,862
To buy foreign currencies	31,840	21,365

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2015 and December 31, 2014.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2015	December 31, 2014
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	461	8
Liabilities:
Foreign exchange contracts	Other current liabilities	469	1,597
Derivatives not designated as hedging instruments
	Millions of yen
	Balance sheet location	Fair value
		September 30, 2015	December 31, 2014
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	2,837	257
Liabilities:
Foreign exchange contracts	Other current liabilities	98	9,570

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2015 and 2014.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	4,380	Other, net	(4,335)	Other, net	(93)

	Millions of yen
Nine months ended September 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,304	Other, net	(1,705)	Other, net	(101)

	Millions of yen
Three months ended September 30, 2015	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,486	Other, net	(2,191)	Other, net	(33)

	Millions of yen
Three months ended September 30, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(2,556)	Other, net	680	Other, net	(31)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	275

	Millions of yen
Nine months ended September 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(478)

	Millions of yen
Three months ended September 30, 2015	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	3,665

	Millions of yen
Three months ended September 30, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	10,068

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2015, commitments outstanding for the purchase of property, plant and equipment approximated ¥32,687 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥72,589 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,625 million and ¥13,847 million at September 30, 2015 and December 31, 2014, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥24,017 million (within one year) and ¥68,873 million (after one year), at September 30, 2015.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥8,473 million at September 30, 2015. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2015 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2015 and 2014 is summarized as follows:

Nine months ended September 30, 2015
Millions of yen
Balance at December 31, 2014	11,564
Addition	14,206
Utilization	(9,753)
Other	(3,155)

Balance at September 30, 2015	12,862

Nine months ended September 30, 2014
Millions of yen
Balance at December 31, 2013	10,890
Addition	11,399
Utilization	(9,232)
Other	(2,265)

Balance at September 30, 2014	10,972

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2015 and December 31, 2014 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	September 30, 2015		December 31, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(1,687)	(1,675)	(2,163)	(2,146)
Foreign exchange contracts:
Assets	3,298	3,298	265	265
Liabilities	(567)	(567)	(11,167)	(11,167)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 14.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2015 and December 31, 2014, one customer accounted for approximately 16% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(14)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2015 and December 31, 2014.

	Millions of yen
	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	101,860	-	101,860
Available-for-sale (noncurrent):
Government bonds	300	-	-	300
Corporate bonds	-	161	-	161
Fund trusts	12	64	-	76
Equity securities	39,106	-	-	39,106
Derivatives	-	3,298	-	3,298

Total assets	39,418	105,383	-	144,801

Liabilities:
Derivatives	-	567	-	567

Total liabilities	-	567	-	567

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14) Fair Value Measurements (continued)

	Millions of yen
	December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	139,240	-	139,240
Available-for-sale (noncurrent):
Government bonds	325	-	-	325
Corporate bonds	-	162	474	636
Fund trusts	12	72	-	84
Equity securities	40,653	-	-	40,653
Derivatives	-	265	-	265

Total assets	40,990	139,739	474	181,203

Liabilities:
Derivatives	-	11,167	-	11,167

Total liabilities	-	11,167	-	11,167

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2015 and 2014.

Nine months ended September 30, 2015

Millions of yen
Balance at December 31, 2014	474
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	22
Purchases, issuances and settlements	(496)

Balance at September 30, 2015	-

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Fair Value Measurements (continued)

Nine months ended September 30, 2014
Millions of yen
Balance at December 31, 2013	340
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(19)
Purchases, issuances and settlements	112

Balance at September 30, 2014	433

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended September 30, 2015 and 2014.

Three months ended September 30, 2015
Millions of yen
Balance at June 30, 2015	-
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	-
Purchases, issuances and settlements	-

Balance at September 30, 2015	-

Three months ended September 30, 2014
Millions of yen
Balance at June 30, 2014	391
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	15
Purchases, issuances and settlements	27

Balance at September 30, 2014	433

Gains and losses included in earnings are mainly related to corporate bonds still held at September 30, 2015 and 2014, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine and three months ended September 30, 2015 and 2014, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥21,140 million and ¥1,971 million for the nine months ended September 30, 2015 and 2014, respectively, and were a net loss of ¥5,614 million and a net gain of 5,684 million, for the three months ended September 30, 2015, and 2014, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥53,372 million and ¥51,884 million for the nine months ended September 30, 2015 and 2014, respectively, and were ¥20,192 million and ¥19,050 million for the three months ended September 30, 2015 and 2014, respectively.

Shipping and handling costs totaled ¥39,074 million and ¥35,307 million for the nine months ended September 30, 2015 and 2014, respectively, and ¥12,496 million and ¥11,816 million for the three months ended September 30, 2015 and 2014, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥101,860 million and ¥139,240 million at September 30, 2015 and December 31, 2014, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥289,487 million and ¥259,494 million at September 30, 2015 and 2014, respectively. Finance receivables which are individually evaluated for impairment at September 30, 2015 and 2014 are not significant.

The activity in the allowance for credit losses is as follows:

    Nine months ended September 30, 2015

Millions of yen
Balance at December 31, 2014	6,276

Charge-offs	(1,074)

Provision	18

Other	(2,220)

Balance at September 30, 2015	3,000

    Nine months ended September 30, 2014

Millions of yen
Balance at December 31, 2013	7,323

Charge-offs	(850)

Provision	102

Other	(708)

Balance at September 30, 2014	5,867

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at September 30, 2015 and December 31, 2014 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

 Office multifunction devices (MFDs) / Laser multifunction printers /

 Laser printers / Digital production printing systems /

 High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

 Interchangeable lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Compact photo printers / Inkjet printers / Large-format inkjet printers /

 Commercial photo printers / Image scanners / Multimedia projectors /

 Broadcast equipment / Calculators

Industry and Others Business Unit:

 Semiconductor lithography equipment /

 FPD (Flat panel display) lithography equipment /

 Digital radiography systems / Ophthalmic equipment /

 Vacuum thin-film deposition equipment /

 Organic LED (OLED) panel manufacturing equipment / Die bonders /

 Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2015 and 2014 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	1,574,880	896,723	286,030	–	2,757,633
Intersegment	1,929	929	72,410	(75,268)	–

Total	1,576,809	897,652	358,440	(75,268)	2,757,633
Operating cost and expenses	1,358,466	776,339	368,735	5,925	2,509,465

Operating profit	218,343	121,313	(10,295)	(81,193)	248,168

2014:

Net sales:
External customers	1,511,439	940,543	215,334	–	2,667,316
Intersegment	2,480	486	66,736	(69,702)	–

Total	1,513,919	941,029	282,070	(69,702)	2,667,316
Operating cost and expenses	1,295,451	804,695	297,130	5,020	2,402,296

Operating profit	218,468	136,334	(15,060)	(74,722)	265,020

Information about operating results for each segment for the three months ended September 30, 2015 and 2014 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	510,099	302,166	113,517	–	925,782
Intersegment	625	294	25,253	(26,172)	–

Total	510,724	302,460	138,770	(26,172)	925,782
Operating cost and expenses	443,480	260,754	138,149	6,140	848,523

Operating profit	67,244	41,706	621	(32,312)	77,259

2014:

Net sales:
External customers	481,621	315,658	74,929	–	872,208
Intersegment	629	175	22,054	(22,858)	–

Total	482,250	315,833	96,983	(22,858)	872,208
Operating cost and expenses	424,358	272,487	101,935	1,596	800,376

Operating profit	57,892	43,346	(4,952)	(24,454)	71,832

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2015 and 2014 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2015:
Net sales:	510,543	832,826	773,639	640,625	2,757,633

2014:
Net sales:	516,563	726,645	778,109	645,999	2,667,316
Information by major geographic area for the three months ended September 30, 2015 and 2014 is as follows:
	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2015:
Net sales:	169,863	291,027	250,483	214,409	925,782

2014:
Net sales:	160,296	244,944	243,850	223,118	872,208

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the nine months ended September 30, 2015 and 2014.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	593,040	828,364	775,443	560,786	–	2,757,633
Intersegment	1,353,903	15,352	77,806	712,799	(2,159,860)	–

Total	1,946,943	843,716	853,249	1,273,585	(2,159,860)	2,757,633
Operating cost and expenses	1,700,963	824,932	840,260	1,216,481	(2,073,171)	2,509,465

Operating profit	245,980	18,784	12,989	57,104	(86,689)	248,168

2014:

Net sales:
External customers	604,488	725,261	777,023	560,544	–	2,667,316
Intersegment	1,279,697	5,197	40,902	601,283	(1,927,079)	–

Total	1,884,185	730,458	817,925	1,161,827	(1,927,079)	2,667,316
Operating cost and expenses	1,631,827	715,006	814,744	1,105,807	(1,865,088)	2,402,296

Operating profit	252,358	15,452	3,181	56,020	(61,991)	265,020

Information by the location of the Company and its subsidiaries for the three months ended September 30, 2015 and 2014.
	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2015:

Net sales:
External customers	201,379	288,935	251,115	184,353	–	925,782
Intersegment	469,343	4,796	39,254	253,143	(766,536)	–

Total	670,722	293,731	290,369	437,496	(766,536)	925,782
Operating cost and expenses	572,295	291,579	283,710	419,448	(718,509)	848,523

Operating profit	98,427	2,152	6,659	18,048	(48,027)	77,259

2014:

Net sales:
External customers	183,294	244,427	243,446	201,041	–	872,208
Intersegment	442,120	2,696	14,909	213,361	(673,086)	–

Total	625,414	247,123	258,355	414,402	(673,086)	872,208
Operating cost and expenses	561,124	240,467	260,574	391,324	(653,113)	800,376

Operating profit	64,290	6,656	(2,219)	23,078	(19,973)	71,832

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

None.